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                         October 31, 2023

       Robert A. Berman
       Chief Executive Officer
       enVVeno Medical Corporation
       70 Doppler
       Irvine, California 92618

                                                        Re: enVVeno Medical
Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed October 26,
2023
                                                            File No. 333-275187

       Dear Robert A. Berman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Conlon
Danberg at 202-551-4466 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Industrial Applications and

                         Services
       cc:                                              Matthew Bernstein, Esq.